Exhibit 99.1

Aris Mining TO ACQUIRE REMAINING 49% OF SOTO NORTE, SECURING 100% OWNERSHIP AND ADVANCING A CLEAR PATH TO 1 Moz/year

Vancouver, Canada, November 20, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that it has entered into a binding term sheet to acquire the remaining 49% interest in the Soto Norte joint venture in Colombia from MDC Industry Holding Company LLC (Mubadala). The transaction includes the termination at closing of the associated precious metals stream previously granted to Mubadala. The total consideration is US$80 million, comprised of US$60 million in cash and 1,739,130 newly issued Aris Mining common shares, issued at a deemed price of US$11.50 per share1 and subject to a four month plus one day hold period. The transaction is expected to close by early December 2025, subject to final documentation and customary closing conditions.

Neil Woodyer, CEO of Aris Mining, commented: “With 100% ownership of Segovia, Marmato, Toroparu, and now Soto Norte, Aris Mining has scaled to a point where our buy-and-build strategy naturally shifts to a clear focus on building. Backed by a portfolio of high-quality projects, a strong financial position, and robust operating cash flows from our existing mines, we now have a diversified, fully owned growth pipeline toward becoming a 1-million-ounce-per-year gold producer2. Importantly, our recent settlement agreement with the Government of Colombia underscores how collaboration is essential to advancing major projects in the country and reinforces the strong foundations for long-term success.”

Strategic Rationale

•        Strengthened project pipeline: With Segovia, Marmato and Toroparu advancing, full ownership of Soto Norte positions Aris Mining to become a 1,000,000-ounce-per-year gold producer2. Soto Norte is a key long-term growth asset that complements the ongoing expansions at Segovia and Marmato in Colombia and the near-term advancement of Toroparu in Guyana, which is expected to be construction-ready following completion of the PFS next year.

•        Full alignment and strategic control: 100% ownership enhances Aris Mining’s ability to advance Soto Norte as a core long-term growth asset.

•        Highly accretive transaction on a per-share basis: The transaction structure results in a material increase in the Company’s total attributable gold mineral reserves and resources on a per share basis as well as NAV accretion.

	Pre-transaction (51% Soto Norte)	Post-transaction (100% Soto Norte)	INCREASE
Total Mineral Reserves (Moz) - proven & probable	6.9	9.1	32.8%
Total Mineral Resources (Moz) - measured & indicated	18.3	21.7	18.8%

Soto Norte Project NPV (US$) at $2,600/oz gold price[3]	$1.4 billion	$2.7 billion	+$1.3 billion

Aris Mining - issued shares (millions)	202.8	204.5	0.8%

1 the five-day volume-weighted average price (VWAP) of Aris Mining’s U.S. trading on the NYSE American as of the close of markets on November 19, 2025.

2 Includes potential production from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

3 Attributable Project NPV5% sourced from NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project issued on September 3, 2025.

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Soto Norte Overview

Aris Mining first acquired a 20% interest in Soto Norte in April 2022 and subsequently increased its ownership to 51% through the acquisition of an additional 31% interest in June 2024. Since then, the Company has advanced the project through a new smaller-scale development plan, culminating in a positive Prefeasibility Study completed in September 2025. The PFS confirms Soto Norte as a high-grade, long-life underground gold project that incorporates industry-leading environmental and social design features, including a processing plant with 20% excess capacity (750 tpd) to facilitate local, small scale miner formalization and a processing flowsheet with no cyanide or mercury use. Environmental studies are being finalized ahead of licensing submissions planned for H1 2026.

Soto Norte Project Highlights (100% basis)

Balanced Development Strategy for a High-Grade Underground Mine

•	Designed mill capacity of 3,500 tpd, including the 750 tpd dedicated to local community miners – a scale that supports attractive investment returns and extends mine life to 22+ years.
•	Measured and indicated mineral resources of 39.0 million tonnes at 5.55 g/t Au containing 7.0 million ounces (Moz) gold, including
o	Proven and probable mineral reserves of 20.3 million tonnes at 7.00 g/t Au containing 4.6 Moz gold, supporting a 22-year initial mine life at an owner-mining rate of 2,750 tpd.
•	Production of concentrates for export containing 4.3 Moz gold, 18.8 Moz silver, and 84.0 million pounds (Mlb) of copper over the life of mine.
o	Average annual gold production (years 2 to 10) of 263 thousand ounces (koz).
o	Average annual gold production (years 1 to 21) of 203 koz.

Profitability and Cash Flow Generation

•	Base case gold price: $2,600/oz, supporting life-of-mine payable gold sales of $10.4 billion.
•	Initial capital of $625 million, including pre-production costs, value added tax (VAT) and contingency.
•	After-tax NPV5% of $2.7 billion, IRR of 35.4%, and payback in 2.3 years from the start of operations.
•	Low life-of-mine cash costs[4] of $345/oz Au and all-in-sustaining costs (AISC) of $534/oz Au.
•	Significant by-product credits from copper and silver.
•	Annual EBITDA averaging $547 million over years 2 to 10 and $410 million over years 1 to 21.
•	Life-of-mine income tax and royalty contributions of $2.6 billion and $393 million, respectively.
•	Strong leverage to higher gold prices, at $3,200/oz the NPV5% increases to $3.6 billion with IRR of 42.1%.

4 All references to Cash costs ($ per oz sold), AISC ($ per oz sold) and EBITDA are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Financial Measures section of this document

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Aris Mining’s Consolidated Mineral Reserves and Resources

Table 1: Consolidated Mineral Reserves and Resources – Post Transaction

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (kt)	Gold grade (g/t)	Contained gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte (100%)	2,600	8.78	734	17,700	6.72	3,824	20,300	7.00	4,569
Segovia	1,886	11.25	682	1,989	10.33	660	3,875	10.78	1,343
Total			1,720			7,358			9,090

Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 100% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$1,915 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, and July 31, 2024 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)	Tonnes (Mt)	Gold grade (g/t)	Contained gold (koz)

Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte (100%)	3.8	7.99	976	35.2	5.29	5,987	39.0	5.55	6,959	25.1	4.81	3,882
Segovia	3.6	16.03	1,875	2.9	16.07	1,521	6.6	16.05	3,396	5.1	15.38	2,541
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			5,434			16,232			21,662			10,387

Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 100% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$2,100 at the Segovia Operations, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, July 31, 2024 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

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Unless otherwise indicated, the mineral resource and reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the following documents and NI 43-101 compliant technical reports:

•	Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022.
•	Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025.
•	Technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023.
•	Technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project, Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025.
•	News release of the Company dated October 7, 2024 and entitled “ARIS MINING REPORTS Q3 2024 GOLD PRODUCTION, UPDATES SEGOVIA RESERVE AND RESOURCE ESTIMATES AND EXPANSION MILESTONES”.

All of the technical reports referenced in this news release are available for review on the Company’s website at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca, and in the Company’s filings with the SEC at www.sec.gov.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration, and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, driven by the commissioning of a second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, with first gold expected in H2 2026.

In Guyana, Aris Mining owns the Toroparu gold project, where a new Preliminary Economic Assessment has been completed and a Prefeasibility Study is in progress. Following completion of the PFS, Toroparu will be positioned to advance toward construction.

Aris Mining also holds a 51% interest in the Soto Norte gold project, where a Prefeasibility Study has been completed on a smaller-scale development plan confirming Soto Norte as a high-grade, long-life project with strong economics and industry-leading environmental and social design features. Environmental studies are being finalized, which are scheduled to be submitted in the first half of 2026 to initiate the licensing process.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Qualified Person

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by NI 43-101, and has reviewed and approved the technical information contained in this news release.

Non-GAAP Financial Measures

Cash costs ($ per oz sold), AISC ($ per oz sold) and EBITDA are non-GAAP financial measures and ratios. These financial measures and ratios do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore, may not be comparable to other issuers. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash cost ($ per oz sold) is calculated by dividing total cash costs by volume of gold ounces projected to be produced on a payable basis. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces projected to be produced on a payable basis. EBITDA represents earnings before interest, income taxes and depreciation, depletion and amortization.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements regarding Soto Norte as one of the most compelling and attractive projects in South America, the long-term benefits of acquiring 100% of Soto Norte, future gold production, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

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Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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